UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on September 9th, 2015

On September 9th, 2015, at 10:00 a.m., at the headquarter of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and through videoconference, meets the Board of Directors, with the attendance of all of its members, to take resolutions on the following Agenda:

To approve the proposal for declaration and payment of Interim Dividends of the Company, according to the Executive Board proposal presented by Mr. Carlos Rey de Vicente.

Once the meeting started, it was presented to the Directors the Company’s Executive Board proposal for declaration and payment, ad referendum of the Ordinary Shareholders’ Meeting to be held up to April 30th, 2016, pursuant to Article 37, III and first paragraph of the Company’s Bylaws, of the Company’s Interim Dividends, based on the balance sheet of June, 2015, in the amount of R$ 3,050,000,000.00 (three billion and fifty million Brazilian reais), corresponding to R$0,38581156569 per common share, R$ 0,42439272226 per preferred share, and R$ 0,81020428795 per Unit.

The matter was discussed and approved by unanimity of the Board of Directors’ members, pursuant to Article 17, X of the Company’s Bylaws.

It remained formalized that: (i) According to the Executive Board Proposal, shall be entitled to receive the Interim Dividends, hereby approved, the shareholders registered on the Company’s records by the end of September 9th, 2015, including. Thus, from September 10th, 2015 (including), the Company’s shares shall be traded “Ex-Dividends”; (ii) the amount of the Interim Dividends hereby approved shall be fully attributed as mandatory dividends to be distributed in the Ordinary Shareholders’ Meeting to be held in 2016; (iii) the Interim Dividends hereby approved shall be paid from October 5th, 2015, without any compensation regarding monetary restatement; (iv) the Board of Directors authorized the Executive Board to take the provisions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v)  The support documents of the mentioned declaration and payment of Interim Dividends shall be filed at the Company’s headquarters.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary.

São Paulo, September 9th, 2015.

Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira and José Antonio Alvarez Alvarez - Directors; Messrs. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 9, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer